UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated February 11, 2005:  Crew to Acquire Majority Stake in Philippine Gold Company

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

DATE: 11 February 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Crew to Acquire Majority Stake in Philippine Gold Company

LONDON, United Kingdom: February 11th, 2005 - Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

The UK-based mining group, is pleased to report that it has reached agreement, in a joint venture with local companies, to acquire 72.5% of the issued capital of the Philippine- based Apex Mining Company for a total consideration of US$7 million in cash.

It is anticipated that the acquisition will be concluded within a maximum period of four months subject to the completion of satisfactory due diligence by Crew.

Apex (AMCI) is listed on the Manila stock exchange.  Its principal asset is the Masara Gold Mine (“Masara”) in the south of Mindanao Island, which ceased production in March 2000. The mine was previously operated as a small-scale underground operation and has a treatment plant with the capacity to process 1,200 tonnes of ore per day. The processing plant is said by the Bureau of Mines and Geosciences (MGB), a government agency, to be in ‘good working condition’ although Crew has plans to rehabilitate it and expand its capacity.

According to the MGB, Masara has a gold reserve in the range of 500-600.000 tonnes at 9-10.grams/tonne (JORC) and an inferred resource of 1.7-1.9 million ounces at similar grades. As a part of the due diligence Crew will include an independent resource evaluation according to the Canadian standard NI 43-101 to confirm the MGB estimates.

The mineralization is contained within a series of epithermal gold veins, which have been mined to shallow depth. The mining licence extends over an area of approximately 5,000 hectares and exploration below and outside the current underground development has been limited. The mineralized system is open at depth and along strike and Crew believes it has the potential to host a much larger gold resource, which can be mined through both open pit and underground operations.

Crew expects to bring the original mine and the treatment plant back into operation relatively quickly. It will also undertake a major exploration programme in the surrounding area with a view to defining a significantly increased resource.

The Apex property also contains a copper-gold porphyry mineralization with promising potential. Drilling has revealed several open pittable deposits in a geological setting, which may lead to more discoveries. Independent studies conducted by the MGB have suggested a potential (Indicated-JORC) resource of approximately 85 million tonnes grading approximately 0.4 % copper and 0.4 g/t in these porphyry deposits.

Mr Jan Vestrum, President and CEO of Crew Gold, said today: “The acquisition of a majority stake in Apex will further strengthen Crew’s presence in the Philippines, a country which the company believes is one of the world’s most promising mineral provinces with significant development potential.  The Philippine government is now actively promoting the development of the mining industry as a key driver of the economy, which provides Crew with the framework and potential to create considerable shareholder value from its projects in the country.”

                                            Jan A. Vestrum

                                           President & CEO

For further information, please contact:

Jan A. Vestrum, President & CEO

+44 (0) 1932 268 755

+44 (0) 7766 506 422

Keith Irons, Bankside Consultants, London

+44 (0) 207 444 4155

+44 (0) 7885 356 639

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com